

March 13, 2013

<u>Via E-mail</u>
William Giles
Chief Financial Officer and
Executive Vice President
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

> **Re: AutoZone, Inc.**
> **Form 10-K for Fiscal Year Ended August 25, 2012**
> **Filed October 22, 2012**
> **File No. 1-10714**

Dear Mr. Giles:

We have reviewed your filing and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Results of Operations, page 19</u>

1. Please quantify the amount of internet sales for each year presented in dollars and disclose whether or not those sales are included in the increase in domestic comparable store net sales. To the extent material, separate quantification of internet sales should be provided. Please refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960, available on our website.

Note P. Segment Reporting, page 62

2. We note that you have identified Domestic Auto Parts and Mexico as operating segments and that these segments have been aggregated into one reportable segment. Please tell us in detail why Domestic Auto Parts and Mexico operating segments have similar economic characteristics. In addition, please refer to ASC 280 -10-50-41 and tell us your consideration of disclosing the geographical information related to your Mexico segment. If providing the geographical information is impracticable, that fact should be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief